SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            Scholastic Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   807066105
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 807066105           SCHEDULE 13G                           Page 2 of 6
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard Robinson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       1,436,514
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,477,538
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,436,514
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,477,538
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,914,052
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |X|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    17.23%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                                     Page 3 of 6


Item 1.

      (a) Name of Issuer

            Scholastic Corporation

      (b) Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

   (a)  Name of Person Filing

        Richard Robinson

   (b)  Address of Principal Business Office or, if none, Residence

        47 Woodside Avenue
        Westport, CT  06880

   (c)  Citizenship

        United States

   (d)  Title of Class of Securities
        Common Stock, par value $.01 per share

   (e)  CUSIP Number

        807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable.

Item 4. Ownership (at December 31, 1999)

   (a)  Amount Beneficially Owned

                      (see Note to Item 4(a))
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                                                                     Page 4 of 6


Note to Item 4(A):      Includes (A) 445,452 shares of Common Stock which are
                        receivable upon conversion of 445,452 shares of Class A
                        Stock, par value $.01 per share, owned by Richard
                        Robinson and (B) 74,547 shares of Common Stock owned by the Richard Robinson and Helen Benham Charitable Fund as to which Mr. Robinson disclaims beneficial ownership.
                        Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson
                        Trust"), as follows: (i) 841,546 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A
                        Stock, par value $.01 per share, and (D) the Trust under the Will of Florence L. Robinson (the "Florence L.
                        Robinson Trust"), as follows: (i) 175,000 shares of Common Stock and (ii) 58,338 shares of Common Stock which are receivable upon conversion of 58,338 shares of Class A Stock, par value $.01 share. Richard Robinson,
                        Barbara Robinson Buckland, Mary Sue Robinson Morrill and
                        William W. Robinson are trustees of the Maurice R.
                        Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A
                        Stock owned by the Maurice R. Robinson Trust, and
                        Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence
                        L. Robinson Trust. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Also includes (E) 3,797 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F) 9,681 shares of Common Stock with respect to which Mr. Robinson had voting rights at December 31, 1999 under the Scholastic
                        401(k) Savings and Retirement Plan, and (G) stock options issued to Mr. Robinson under which he has the right to acquire up to 257,076 shares of Common Stock.
                        Does not include 142,701 shares of Common Stock beneficially owned by Helen V. Benham, the wife of Richard Robinson, as to which Mr. Robinson disclaims beneficial ownership.

   (b) Percent of Class

        17.23%

   (c) Number of shares as to which such person has:

        i)   sole power to vote or to direct the vote

                        1,436,514

        ii)  shared power to vote or to direct the vote

                        1,477,538 (see Note to Item 4(a))

        iii) sole power to dispose or to direct the disposition of

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                                                                     Page 5 of 6


                        1,436,514

        iv)  shared power to dispose or to direct the disposition of

                        1,477,538  (see Note to Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Each of the Richard Robinson and Helen Benham Charitable Fund, the Maurice R. Robinson Trust and the Florence L. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a) as being owned by it. In addition, the right to receive dividends from, or the proceeds from the sale of, 3,797 shares of Common Stock accrues to Richard Robinson in his capacity as custodian under a separate custodial account for one of his sons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 15, 2000
                                                      --------------------
                                                            Date

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                                                                     Page 6 of 6


                                                      /s/ Richard Robinson
                                                      --------------------
                                                            Signature


                                                      Richard Robinson
                                                      --------------------
                                                            Name/Title